# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM SE

# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

# BY ELECTRONIC FILERS

---

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FOR 7-29-04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

**SIGNATURES**

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the ___ day of ________ 2004.

HAUSER, INC.

By: ______________________
Name: Kenneth C. Cleveland
Title: President and Chief Executive Officer

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED JUNE 30, 2004 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION**

# MONTHLY OPERATING REPORT

## FOR THE MONTH ENDED JUNE 30, 2004

## OF

## HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

| | |
|---|---|
| In re: Hauser, Inc.<br>A Delaware Corporation<br><br>Debtor<br>Chapter 11 Case No: LA 03-18795-BB | **Debtor in Possession Interim Statement**<br>Statement Number: 15<br>For the period-<br>FROM: 6/1/2004<br>TO: 6/30/2004 |

| **CASH ACTIVITY ANALYSIS (Cash Basis Only)** | **General Account** | **Payroll Account** | **Tax Account** |
|---|---|---|---|
| A. Total Receipts per all Prior Interim Statements | 33,073,378 | - | - |
| B. Less: Total Disbursements per all Prior Statements | 32,652,223 | - | - |
| C. Beginning Balance (A less B) | 421,155 | - | - |
| D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary) | | | |
| 6/1: Customer receipt - Hauser | 15,165 | | |
| 6/1: State of Delaware for overpmt of Franchise tax | 13,594 | | |
| 6/8: From Wichova for sale of investment stock (Guarantee Life) | 10,656 | | |
| 6/23: From MG Skinner for refund of El Segundo property insurance. | 968 | | |
| 6/23: Interest Earned, Trust Account | 125 | | |
| From Detail Sheet "D" | | | |
| TOTAL RECEIPTS THIS PERIOD (D): | 40,508 | - | - |
| E. Balance Available (C plus D) | 461,663 | - | - |
| F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed) | | | |
| 6/4: Advance to HTS | 55,000 | | |
| From Detail Sheet "F" | 97,048 | - | - |
| TOTAL DISBURSEMENTS HIS PERIOD (F): | 152,048 | - | - |
| G. Ending Balance (E less F) | 309,615 | - | - |

| **H. Depositories** | Depository Name | Depository Location | Account Number |
|---|---|---|---|
| (1) General Account | Wells Fargo Bank - Los Angeles, CA | | 4945 063790 |
| (3) Trust Account | Wells Fargo Bank - Los Angeles, CA | | 883-6148216 |
| (4) Tax Account | none | | |

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

| **Type** | **Location** | |
|---|---|---|
| Petty Cash | San Marino, CA | not to exceed $100 |
| Petty Cash | Denver, CO | not to exceed $250 |

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: July 6, 2004

Debtor In Possession or Trustee Signature
Chief Financial Officer

Office of the United States Trustee

| | | | | |
|---|---|---|---|---|
| In re: Hauser, Inc. | | | Debtor In Possession Interim Statement | |
| A Delaware Corporation | | | Statement Number: | 15 |
| | | | For the period- | |
| | Debtor | | FROM: | 6/1/2004 |
| Chapter 11 Case No: | LA 03-18795-BB | | TO: | 6/30/2004 |

| Date of Disbursement | Check Number | Payee | Purpose | General Account | Payroll Account | Tax Account |
|---|---|---|---|---|---|---|
| | See attached | | | 97,048 | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| TOTAL DISBURSEMENTS on this page: (Total will automatically carry to p1) | | | | 97,048 | | |

# Hauser, Inc.
## Debtor In Possession Interim Statement #15
## June 1 to June 30, 2004
## Detail Sheet F; Cash Disbursements

| | Check No. | Check Date | Vendor Name | Hauser | BIE | Amount | Description | Category |
|---|---|---|---|---|---|---|---|---|
| 1 | 6044 | 6/2/2004 | AICCO | 5,106 | | 5,106 | HTS General Liability Pmt, June | Insurance |
| 2 | 6045 | 6/2/2004 | CIT | 700 | | 700 | Buy Out Computer Lease | All Other Expenses |
| 3 | 6046 | 6/2/2004 | J. E. FADLEY | 2,930 | | 2,930 | Management Consulting Services | Payroll |
| 4 | 6047 | 6/2/2004 | JEAN PAULSON-KISLESKY | 600 | | 600 | HR Consulting | Payroll |
| 5 | 6048 | 6/2/2004 | KATHLEEN ATKINSON | 875 | | 875 | Accounting Consulting | Payroll |
| 6 | 6049 | 6/2/2004 | KATHLEEN ATKINSON | 58 | | 58 | Expense Reimbursement | All Other Expenses |
| 7 | 6050 | 6/2/2004 | KENNETH CLEVELAND ASSOCIATES | 4,000 | | 4,000 | Executive Management Services | Payroll |
| 8 | 6051 | 6/2/2004 | ROBERT BUCK | 469 | | 469 | Accounting Consulting | Payroll |
| 9 | 6052 | 6/2/2004 | THOMAS HANLON | 70 | | 70 | Expense Reimbursement | All Other Expenses |
| 10 | 6053 | 6/2/2004 | THOMAS HANLON ASSOCIATES | 2,704 | | 2,704 | Executive Management Services | Payroll |
| 11 | 6054 | 6/9/2004 | ACORDIA | 6,734 | | 6,734 | Property Insurance, 6/1/04-6/1/05 | Insurance |
| 12 | 6055 | 6/9/2004 | DUANE COWGER | 200 | | 200 | IT Consulting | Payroll |
| 13 | 6056 | 6/9/2004 | HTS | 3,071 | | 3,071 | Salary reimb for A. Flick, May | All Other Expenses |
| 14 | 6057 | 6/9/2004 | IRON MOUNTAIN | 37 | | 37 | Carton Retrieval | All Other Expenses |
| 15 | 6058 | 6/9/2004 | J. E. FADLEY | 2,930 | | 2,930 | Management Consulting Services | Payroll |
| 16 | 6059 | 6/9/2004 | JEAN PAULSON-KISLESKY | 525 | | 525 | HR consulting | Payroll |
| 17 | 6060 | 6/9/2004 | JEFF FADLEY | 116 | | 116 | Expense Reimbursement | All Other Expenses |
| 18 | 6061 | 6/9/2004 | KATHLEEN ATKINSON | 814 | | 814 | Accounting Consulting | Payroll |
| 19 | 6062 | 6/9/2004 | KENNETH CLEVELAND ASSOCIATES | 4,000 | | 4,000 | Executive Management Services | Payroll |
| 20 | 6063 | 6/9/2004 | ROBERT BUCK | 281 | | 281 | Accounting Consulting | Payroll |
| 21 | 6064 | 6/9/2004 | THOMAS HANLON ASSOCIATES | 2,704 | | 2,704 | Executive Management Services | Payroll |
| 22 | 6065 | 6/9/2004 | CBT INTERNATIONAL, INC | | 3,433 | 3,433 | BIE Trucking & Demurrage | Inventory |
| 23 | 6066 | 6/10/2004 | FRANCHISE TAX BOARD | 1,600 | | 1,600 | CA Tax Extension Filing | All Other Expenses |
| 24 | 6067 | 6/10/2004 | NYS CORPORATION TAX | 1,223 | | 1,223 | NY Tax Extension Filing | All Other Expenses |
| 25 | 6068 | 6/10/2004 | OREGON DEPARTMENT OF REVENUE | 10 | | 10 | OR Tax Extension Filing | All Other Expenses |
| 26 | 6069 | 6/10/2004 | SC DEPARTMENT OF REVENUE | 25 | | 25 | SC Tax Extension Filing | All Other Expenses |
| 27 | 6070 | 6/10/2004 | STATE OF NEW JERSEY | 550 | | 550 | NJ Tax Extension Filing | All Other Expenses |
| 28 | 6071 | 6/16/2004 | AT&T | 49 | | 49 | Cell Phone for R Buck | All Other Expenses |
| 29 | 6072 | 6/16/2004 | COMPUTERSHARE | 2,087 | | 2,087 | Stock Transfer Services | All Other Expenses |
| 30 | 6073 | 6/16/2004 | VOID | - | | - | Void | Void |
| 31 | 6074 | 6/16/2004 | J. E. FADLEY | 2,930 | | 2,930 | Management Consulting Services | Payroll |
| 32 | 6075 | 6/16/2004 | JEAN PAULSON-KISLESKY | 638 | | 638 | HR consulting | Payroll |
| 33 | 6076 | 6/16/2004 | JEFF FADLEY | 194 | | 194 | Expense Reimbursement | All Other Expenses |
| 34 | 6077 | 6/16/2004 | KATHLEEN ATKINSON | 1,103 | | 1,103 | Accounting Consulting | Payroll |
| 35 | 6078 | 6/16/2004 | KATHLEEN ATKINSON | 76 | | 76 | Expense Reimbursement | All Other Expenses |
| 36 | 6079 | 6/16/2004 | KENNETH CLEVELAND ASSOCIATES | 4,000 | | 4,000 | Executive Management Services | Payroll |
| 37 | 6080 | 6/16/2004 | ROBERT BUCK | 1,125 | | 1,125 | Accounting Consulting | Payroll |
| 38 | 6081 | 6/16/2004 | THOMAS HANLON ASSOCIATES | 2,704 | | 2,704 | Executive Management Services | Payroll |
| 39 | 6082 | 6/16/2004 | IRON MOUNTAIN | 75 | | 75 | June Storage Charges | All Other Expenses |
| 40 | 6083 | 6/23/2004 | DUANE COWGER | 300 | | 300 | IT Consulting | Payroll |
| 41 | 6084 | 6/23/2004 | J. E. FADLEY | 2,930 | | 2,930 | Management Consulting Services | Payroll |
| 42 | 6085 | 6/23/2004 | JEAN PAULSON-KISLESKY | 675 | | 675 | HR consulting | Payroll |

# Hauser, Inc.
## Debtor In Possession Interim Statement #15
## June 1 to June 30, 2004
## Detail Sheet F; Cash Disbursements

| | Check No. | Check Date | Vendor Name | Hauser | BIE | Amount | Description | Category |
|---|---|---|---|---|---|---|---|---|
| 43 | 6086 | 6/23/2004 | KATHLEEN ATKINSON | 1,549 | | 1,549 | Accounting Consulting | Payroll |
| 44 | 6087 | 6/23/2004 | KENNETH CLEVELAND ASSOCIATES | 4,000 | | 4,000 | Executive Management Services | Payroll |
| 45 | 6088 | 6/23/2004 | ROBERT BUCK | 356 | | 356 | Accounting Consulting | Payroll |
| 46 | 6089 | 6/23/2004 | ROBERT BUCK | 7 | | 7 | Expense Reimbursement | All Other Expenses |
| 47 | 6090 | 6/23/2004 | THOMAS HANLON ASSOCIATES | 2,704 | | 2,704 | Executive Management Services | Payroll |
| 48 | 6091 | 6/30/2004 | AICCO | 5,106 | | 5,106 | HTS General Liability Pmt, July | Insurance |
| 49 | 6092 | 6/30/2004 | AICCO | 3,081 | | 3,081 | Property Insurance, July | Insurance |
| 50 | 6093 | 6/30/2004 | BAY 4 CAPITAL | 1,000 | | 1,000 | Phone Equip Lease | All Other Expenses |
| 51 | 6094 | 6/30/2004 | DUANE COWGER | 400 | | 400 | IT Consulting | Payroll |
| 52 | 6095 | 6/30/2004 | HTS | 3,623 | | 3,623 | Salary Reimb for A Flick, June | All Other Expenses |
| 53 | 6096 | 6/30/2004 | J. E. FADLEY | 2,930 | | 2,930 | Management Consulting Services | Payroll |
| 54 | 6097 | 6/30/2004 | JEAN PAULSON-KISLESKY | 225 | | 225 | HR consulting | Payroll |
| 55 | 6098 | 6/30/2004 | KATHLEEN ATKINSON | 1,146 | | 1,146 | Accounting Consulting | Payroll |
| 56 | 6099 | 6/30/2004 | KATHLEEN ATKINSON | 136 | | 136 | Expense Reimbursement | All Other Expenses |
| 57 | 6100 | 6/30/2004 | KENNETH CLEVELAND ASSOCIATES | 3,000 | | 3,000 | Executive Management Services | Payroll |
| 58 | 6101 | 6/30/2004 | PITNEY BOWES | 132 | | 132 | Postage Meter | All Other Expenses |
| 59 | 6102 | 6/30/2004 | ROBERT BUCK | 356 | | 356 | Accounting Consulting | Payroll |
| 60 | 6103 | 6/30/2004 | THOMAS HANLON | 19 | | 19 | Expense Reimbursement | All Other Expenses |
| 61 | 6104 | 6/30/2004 | THOMAS HANLON ASSOCIATES | 2,000 | | 2,000 | Executive Management Services | Payroll |
| 62 | ED0608 | 6/8/2004 | UNITED PARCEL SERVICE | 50 | | 50 | Shipping | All Other Expenses |
| 63 | ED0611 | 6/11/2004 | UNITED PARCEL SERVICE | 29 | | 29 | Shipping | All Other Expenses |
| 64 | ED0618 | 6/18/2004 | UNITED PARCEL SERVICE | 56 | | 56 | Shipping | All Other Expenses |
| 65 | ED0621 | 6/21/2004 | WELLS FARGO | 460 | | 460 | Bank Service Charge, June | All Other Expenses |
| 66 | ED0625 | 6/25/2004 | UNITED PARCEL SERVICE | 32 | | 32 | Shipping | All Other Expenses |
| | | | | | | | | |
| | | | | 93,616 | 3,433 | 97,048 | | |

**Office of the United States Trustee**

| | |
|---|---|
| **In re: Hauser Technical Services, Inc.** | **Debtor in Possession Interim Statement** |
| A Delaware Corporation | Statement Number: 15 |
| | For the period- |
| Debtor | FROM: June 1, 2004 |
| Chapter 11 Case No: LA 03-18798-BB | TO: June 30, 2004 |

| **CASH ACTIVITY ANALYSIS (Cash Basis Only)** | **General Account** | **Payroll Account** | **Tax Account** |
|---|---|---|---|
| A. Total Receipts per all Prior Interim Statements | 5,767,689 | - | - |
| B. Less: Total Disbursements per all Prior Statements | 5,680,793 | - | - |
| C. Beginning Balance (A less B) | 86,896 | - | - |
| D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary) | | | |
| 6-01-04 - Customer Receipts | 15,568 | | |
| 6-04-04 - Transfer from Hauser | 55,000 | | |
| 6-09-04 - Customer Receipts | 23,831 | | |
| 6-15-04 - Customer Receipts | 9,263 | | |
| 6-15-04 - Customer Receipts | 24,923 | | |
| 6-16-04 - Customer Receipts | 7,362 | | |
| 6-17-04 - Customer Receipts | 33,236 | | |
| 6-18-04 - Customer Receipts | 4,117 | | |
| 6-22-04 - Customer Receipts | 1,256 | | |
| 6-22-04 - Customer Receipts | 37,321 | | |
| From Detail Sheet "D" | | | |
| TOTAL RECEIPTS THIS PERIOD (D): | 211,875 | | |
| E. Balance Available (C plus D) | 298,771 | | |
| F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed) | | | |
| From Detail Sheet "F" | 283,905 | | |
| TOTAL DISBURSEMENTS THIS PERIOD (F): | 283,905 | | |
| G. Ending Balance (E less F) | 14,867 | | |

| **H. Depositories** | Depository Name | Depository Location | Account Number |
|---|---|---|---|
| (1) General Account | Wells Fargo Bank - Los Angeles, CA | | 4945 063840 |
| (2) Payroll Account | Wells Fargo Bank - Los Angeles, CA | | 4945 086361 |
| (3) Tax Account | none | | |



I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

| **Type** | **Location** | |
|---|---|---|
| Petty Cash | Denver, CO | Not to exceed $1,000 |

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: July 6, 2004

Debtor In Possession or Trustee Signature
Secretary / Treasurer

Office of the United States Trustee

| In re: Hauser Technical Services, Inc. | |
|---|---|
| A Delaware Corporation | |
| | Debtor |
| Chapter 11 Case No: | LA 03-18798-BB |

| Debtor in Possession Interim Statement | | |
|---|---|---|
| Statement Number: | | 15 |
| For the period- | | |
| | FROM: | June 1, 2004 |
| | TO: | June 30, 2004 |

| CASH ACTIVITY ANALYSIS (Cash Basis Only) | | | General Account | Payroll Account | Tax Account |
|---|---|---|---|---|---|
| A. Total Receipts per all Prior Interim Statements | | | 5,767,689 | - | - |
| B. Less: Total Disbursements per all Prior Statements | | | 5,680,793 | - | - |
| C. Beginning Balance (A less B) | | | 86,896 | - | - |
| D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary) | | | | | |
| 6-01-04 - Customer Receipts | | | 15,568 | | |
| 6-04-04 - Transfer from Hauser | | | 55,000 | | |
| 6-09-04 - Customer Receipts | | | 23,831 | | |
| 6-15-04 - Customer Receipts | | | 9,263 | | |
| 6-15-04 - Customer Receipts | | | 24,923 | | |
| 6-16-04 - Customer Receipts | | | 7,362 | | |
| 6-17-04 - Customer Receipts | | | 33,236 | | |
| 6-18-04 - Customer Receipts | | | 4,117 | | |
| 6-22-04 - Customer Receipts | | | 1,256 | | |
| 6-22-04 - Customer Receipts | | | 37,321 | | |
| From Detail Sheet "D" | | | | | |
| TOTAL RECEIPTS THIS PERIOD (D): | | | 211,875 | - | - |
| E. Balance Available (C plus D) | | | 298,771 | - | - |
| F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing if needed) | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| From Detail Sheet "F" | | | 283,905 | - | - |
| TOTAL DISBURSEMENTS THIS PERIOD (F): | | | 283,905 | - | - |
| G. Ending Balance (E less F) | | | 14,867 | - | - |

| H. Depositories | Depository Name | Depository Location | Account Number |
|---|---|---|---|
| (1) General Account | Wells Fargo Bank - Los Angeles, CA | | 4945 063840 |
| (2) Payroll Account | Wells Fargo Bank - Los Angeles, CA | | 4945 086361 |
| (3) Tax Account | none | | |

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

| Type | Location | |
|---|---|---|
| Petty Cash | Denver, CO | Not to exceed $1,000 |

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: July 6, 2004

Debtor In Possession or Trustee Signature
Secretary / Treasurer

| In re: Hauser Technical Services, Inc. | Debtor In Possession Interim Statement |
|---|---|
| A Delaware Corporation | Statement Number: 15 |
| Debtor | For the period: FROM: 6/1/2004 |
| Chapter 11 Case No: LA 03-18798-BB | TO: 6/30/2004 |

| Date of Disbursement | Check Number | Payee | Purpose | General Account | Payroll Account | Tax Account |
|---|---|---|---|---|---|---|
| 6/2/2004 | 12649 | Aetna (Dental) | June Dental Premium | 3,001 | | |
| 6/2/2004 | 12650 | Agilent Technologies | Other | 73 | | |
| 6/2/2004 | 12651 | Airgas Dry Ice | Other | 253 | | |
| 6/2/2004 | 12652 | Allen Scientific Glass, Inc. | Other | 98 | | |
| 6/2/2004 | 12653 | Aramark | Other | 65 | | |
| 6/2/2004 | 12654 | AT&T Wireless Services | Other | 90 | | |
| 6/2/2004 | 12655 | Ben Hughes | Mileage Reimbursement | 113 | | |
| 6/2/2004 | 12656 | Biopharma Compliance Services, LLC | Contract Project Services | 3,040 | | |
| 6/2/2004 | 12657 | Cambrex Bio-Science Walkerville, Inc. | Other | 312 | | |
| 6/2/2004 | 12658 | CDS Analytical, Inc | Other | 165 | | |
| 6/2/2004 | 12659 | Clean Harbors Env. Services | Haz-Waste Disposal Services | 10,929 | | |
| 6/2/2004 | 12660 | Cole-Parmer Instrument Co. | Other | 115 | | |
| 6/2/2004 | 12661 | Federal Express | Shipping & Freight | 862 | | |
| 6/2/2004 | 12662 | Fred Pfeiffer | Mileage Reimbursement | 23 | | |
| 6/2/2004 | 12663 | Honeywell International, Inc. | Other | 353 | | |
| 6/2/2004 | 12664 | Iron Mountain | Other | 118 | | |
| 6/2/2004 | 12665 | Janelle Bailey | Mileage Reimbursement | 19 | | |
| 6/2/2004 | 12666 | Jeff Riegel | Equipment for project/Mileage | 717 | | |
| 6/2/2004 | 12667 | Jeff Zadrozny | Lunch for visitors/Gas for Van | 58 | | |
| 6/2/2004 | 12668 | Jefferson Pilot Financial Insurance Co. | June Life Insurance Premium | 790 | | |
| 6/2/2004 | 12669 | Laboratory Supply Distributors, Corp. | Other | 149 | | |
| 6/2/2004 | 12670 | Linweld, Inc. | Other | 270 | | |
| 6/2/2004 | 12671 | McGuckin Hardware, Inc. | Other | 180 | | |
| 6/2/2004 | 12672 | Mtech | Monthly Service Contract/repair | 1,377 | | |
| 6/2/2004 | 12673 | North Pecos Water & Sanitation | Other | 16 | | |
| 6/2/2004 | 12674 | Omega Engineering, Inc. | Other | 279 | | |
| 6/2/2004 | 12675 | Orkin Exterminating | Other | 333 | | |
| 6/2/2004 | 12676 | Pure Water Solutions, Inc. | Other | 451 | | |
| 6/2/2004 | 12677 | Qwest - 922B (was 612B) | Other | 47 | | |
| 6/2/2004 | 12678 | Qwest 231B | Phone Service | 938 | | |
| 6/2/2004 | 12679 | Restek Corporation | Other | 151 | | |
| 6/2/2004 | 12680 | RockyNet.com, Inc. | Clear Creek T1 for internet | 900 | | |
| 6/2/2004 | 12681 | Scientific Notebook | Other | 262 | | |
| 6/2/2004 | 12682 | Service Uniform Rental - DV | Other | 108 | | |
| 6/2/2004 | 12683 | Sigma-Aldrich | Other | 64 | | |
| 6/2/2004 | 12684 | Super Tech Filter Corp | Other | 157 | | |
| 6/2/2004 | 12685 | Top Hat Supply Company | Other | 141 | | |
| 6/2/2004 | 12686 | Troemner, LLC | Other | 152 | | |
| 6/2/2004 | 12687 | ULINE | Other | 143 | | |
| 6/2/2004 | 12688 | USFilter | Other | 70 | | |
| 6/2/2004 | 12689 | V W R Scientific, Inc. | Equipment & lab supplies | 4,163 | | |
| 6/2/2004 | 12690 | Vision Service Plan | Other | 186 | | |
| 6/2/2004 | 12691 | W W Grainger, Inc. | Other | 190 | | |
| 6/2/2004 | 12692 | Western States Sales, Inc. | Other | 243 | | |
| 6/4/2004 | 12693 | 6800 Broadway Business Center, LLC | June Rent & CAM Clear Creek | 24,400 | | |
| 6/4/2004 | 12694 | Woodspear Properties | June Rent & CAM Gunbarrel | 17,116 | | |
| 6/7/2004 | 12695 | Cambridge Isotope Laboratories, Inc | Other | 15 | | |
| 6/8/2004 | 12696 | Agilent Technologies | Equipment | 593 | | |
| 6/8/2004 | 12697 | Aramark | Other | 22 | | |
| 6/8/2004 | 12698 | bioMERIEUX VITEK, INC. | Other | 160 | | |
| 6/8/2004 | 12699 | Corporate Express | Other | 232 | | |
| 6/8/2004 | 12700 | Cynthia S. Thompson | Mileage Reimbursement | 69 | | |
| 6/8/2004 | 12701 | Jeol USA, Inc. | Monthly Service Contract | 1,560 | | |
| 6/8/2004 | 12702 | Linweld, Inc. | Other | 341 | | |

| In re: Hauser Technical Services, Inc. | Debtor In Possession Interim Statement |
|---|---|
| A Delaware Corporation | Statement Number: 15 |
| Debtor | For the period: FROM: 6/1/2004 |
| Chapter 11 Case No: LA 03-18798-BB | TO: 6/30/2004 |

| Date of Disbursement | Check Number | Payee | Purpose | General Account | Payroll Account | Tax Account |
|---|---|---|---|---|---|---|
| 6/8/2004 | 12703 | National Registry of Microbiologists | Other | 50 | | |
| 6/8/2004 | 12704 | Nelson Laboratories, Inc. | Other | 90 | | |
| 6/8/2004 | 12705 | Sigma-Aldrich | Chemicals for Project | 1,477 | | |
| 6/8/2004 | 12706 | Todd Klimkowsky | Mileage Reimbursement | 209 | | |
| 6/8/2004 | 12707 | V W R Scientific, Inc. | Project Supplies | 1,045 | | |
| 6/8/2004 | 12708 | Biopharma Compliance Services, LLC | Contract Project Services | 3,120 | | |
| 6/8/2004 | 12709 | Waters Corporation | Two months Monthly Service Contract | 5,369 | | |
| 6/22/2004 | 12710 | Adam Flick | Mileage Reimbursement | 116 | | |
| 6/22/2004 | 12711 | Ben Hughes | Mileage Reimbursement | 135 | | |
| 6/22/2004 | 12712 | CGLIC-Phoenix EASC | June Medical Insurance Premium | 24,149 | | |
| 6/22/2004 | 12713 | Dairy Engineering | Equipment for Project | 705 | | |
| 6/22/2004 | 12714 | David Clark | Meal Expense/Mileage | 119 | | |
| 6/22/2004 | 12715 | Denver Reserve | Section 125 Deductions from pay | 1,379 | | |
| 6/22/2004 | 12716 | Federal Express | Shipping & Freight | 453 | | |
| 6/22/2004 | 12717 | Linweld, Inc. | Other | 478 | | |
| 6/22/2004 | 12718 | Mtech | Equipment Repair | 2,358 | | |
| 6/22/2004 | 12719 | North Pecos Water & Sanitation | Other | 24 | | |
| 6/22/2004 | 12720 | Orkin Exterminating | Other | 133 | | |
| 6/22/2004 | 12721 | Postmaster/North Pecos Branch | Other | 19 | | |
| 6/22/2004 | 12722 | Pure Water Solutions, Inc. | Other | 191 | | |
| 6/22/2004 | 12723 | Restek Corporation | Other | 210 | | |
| 6/22/2004 | 12724 | Service Uniform Rental - DV | Other | 88 | | |
| 6/22/2004 | 12725 | Sigma-Aldrich | Other | 135 | | |
| 6/22/2004 | 12726 | V W R Scientific, Inc. | Equipment & lab supplies | 982 | | |
| 6/22/2004 | 12727 | Xcel Energy (CC) | Utilities for Clear Creek | 8,801 | | |
| 6/22/2004 | 12728 | Xcel Energy (GB) | Utilities for Gunbarrel | 2,019 | | |
| 6/10/2004 | Wire Trnsf | Putnam Transfer (401k) | 401 K Deposit | 5,763 | | |
| 6/24/2004 | Wire Trnsf | Putnam Transfer (401k) | 401 K Deposit | 5,781 | | |
| 6/12/2004 | Wire Trnsf | Payroll 6-10 - Direct Deposit | Payroll & Payroll Taxes | 40,002 | | |
| 6/13/2004 | Pyrl Cks | Payroll 6-10 - Taxes | Payroll & Payroll Taxes | 20,673 | | |
| 6/13/2004 | Wire Trnsf | Payroll 6-10 - Checks | Payroll & Payroll Taxes | 9,456 | | |
| 6/23/2004 | Wire Trnsf | Payroll 6-24 - Direct Deposit | Payroll & Payroll Taxes | 40,211 | | |
| 6/24/2004 | Wire Trnsf | Payroll 6-24 - Taxes | Payroll & Payroll Taxes | 20,767 | | |
| 6/24/2004 | Wire Trnsf | Payroll 6-24 - Checks | Payroll & Payroll Taxes | 9,456 | | |
| 6/7/2004 | Wire Trnsf | ADP Processing Fee | Payroll Processing Fee | 512 | | |
| 6/18/2004 | Wire Trnsf | ADP Processing Fee | Payroll Processing Fee | 207 | | |
| 6/22/2004 | Acnt Trnsf | Wells Fargo # | Bank Fee | 551 | | |
| TOTAL DISBURSMENTS on this page (Total will automatically carry to p1) | | | | 283,905 | 0 | 0 |

COPY

Office of the United States Trustee

| | |
|---|---|
| In re: Botanicals International Extracts Inc.<br>A Delaware Corporation<br><br>Debtor<br>Chapter 11 Case No: LA 03-18788-BB | **Debtor In Possession Operating Report**<br>Report Number: **15**<br>For the period-<br>FROM: June 1, 2004<br>TO: June 30, 2004 |

## 1. Profit and Loss Statement (Accrual Basis Only)

| | | | | |
|---|---|---|---|---|
| **A. Related in Business Operations:** | | | | |
| **INCOME** | | | | |
| Gross Sales | | | | |
| (Sales Returns and Discounts) | | | | |
| Net Sales | | | | |
| Beginning Inventory at Cost | | | | |
| Add: Purchases | | | | |
| Less: Ending Inventory at Cost | | | | |
| *Cost of Goods Sold* | | | | |
| Gross Profit | | | | |
| Other Operating Revenues - Rentals | | | | |
| **Total Income** | | | | |
| **EXPENSES** | | | | |
| Officer Compensation | | | | |
| Salaries and Wages - Other Employees | | | | |
| Employee Benefits and Pensions | | | | |
| Total Employee wages, benefits, and pensions | | | | |
| Payroll Taxes | | | | |
| Real Estate Taxes | | | | |
| Federal and State Income Taxes | | | | |
| Total Taxes | | | | |
| Rent and Lease Exp. (Real and Personal Property) | | | | |
| Interest Expense (Mortgage, Loan, etc.) | | | | |
| Insurance | | | | |
| Automobile Expense | | | | |
| Utilities (Gas. Electricity, Water, Telephone, etc.) | | | | |
| Depreciation and Amortization | | | | |
| Repairs and Maintenance | | | | |
| Advertising | | | | |
| Supplies, Office Expenses, Photocopies, etc. | | | | |
| Bad Debts | | | | |
| Miscellaneous Operating Expenses (See Attached) | | | | |
| *Total other operating costs & Expenses* | | | | |
| **Total Operating Expenses** | | | | |
| **Net Gain/Loss from Business Operations** | | | | |
| **B. Not Related to Business Operations:** | | | | |
| **INCOME** | | | | |
| Interest Income | | | | |
| Other Non-Operating Revenues (Specify) | | | | |
| Gross Proceeds on Sale of Assets | | | | |
| Less: Original Cost of Assets plus Expenses of Sale | | | | |
| Net Gain/Loss on Sale of Assets | | | | |
| Total Non-Operating Income | | | | |
| **EXPENSES** | | | | |
| Legal and Professional Fees (Specify) | | | | |
| Other Non-Operating Expenses (Specify) | | | | |
| Total Non-Operating Expenses | | | | |
| **Net Gain/Loss Not from Business Operations** | | | | |
| **NET INCOME / LOSS FOR PERIOD** | | | | |

**See Attached Sheet**

## 2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

| | Accounts Payable | Accounts Receivable |
|---|---|---|
| Current - Under 30 Days | - | - |
| Overdue - 31 - 60 Days | - | - |
| Overdue - 61 - 90 Days | - | - |
| Overdue - 91 - 120 Days | - | - |
| Overdue - Over 121 Days | 548 | 414,290 |
| TOTAL | 548 | 414,290 |

## 3. Statement of Status of Payments to Secured Creditors and Lessors:

| | | | | Post-Petition Payments Not Made* | |
|---|---|---|---|---|---|
| Creditor/Lessor | Frequency of Payments per Contract/Lease (I.e. mo/qtr) | Amount of Each Payment | Next Payment Due | Number | Amount |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |

* Explanation for Non-Payment: ______________________

## 4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

| Type of Tax | Date Paid | Amount Paid* | Post-Petition Taxes Still Owing |
|---|---|---|---|
| Federal Payroll and Withholding Taxes | | | N/A |
| State Payroll and Withholding Taxes | | | N/A |
| State Sales and Use Taxes | | | - |
| Real Property Taxes | | | - |

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

## 5.Insurance Coverage:

| Type of Insurance | Carrier/Agent Name | Amount Of Coverage | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | | | | |
| Liability | | | | |
| Fire and Extended Coverage | | | | |
| Property | | | | |
| Theft | | | | |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | | | | |
| Other (specify) | | | | |

**Please see attachment for insurance coverage**

## 6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

## 7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

| Name of Professional | Type of Professional (Attorney, accountant, etc.) | Total Post-Petition Amount Unpaid |
|---|---|---|
| Unpaid Professional Fees are listed in | | |
| Hauser, Inc.'s Operating Report | | |
| | | |
| | | |
| | | |
| | | |

## 8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

## 9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

| Quarterly Period Ending | Total Disbursements for Quarter | Quarterly Fee | Date Paid | Amount Paid | Check Number | Quarterly Fee Still Owing |
|---|---|---|---|---|---|---|
| 6/30/2003 | None | $ 250 | 8/1/2003 | $ 250 | 3902 | $ - |
| 9/30/2003 | 5,332,810 | $ 250 | 11/20/2003 | $ 250 | 4690 | $ - |
| 9/30/2003 | 5,332,810 | $ 7,750 | 12/29/2003 | $ 7,750 | 4888 | $ - |
| 12/31/2003 | 9,581,934 | $ 12,000 | 2/26/2004 | $ 12,000 | 5165 | $ - |
| 3/31/2004 | 202,506 | $ 1,250 | 5/5/2004 | $ 1,250 | 5322 | $ - |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: July 14, 2004

Debtor-in-Possession or Trustee
Secretary/Treasurer

| Type of Insurance | Carrier/Agent Name | Amount Of Coverage | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | Wausau Insurance/Acordia | $1MM/$1MM/$1MM | 4/1/2005 | 4/1/2005 |
| California | Incl | | | |
| Colorado | Incl | | | |
| | | | | |
| Liability | | | | |
| HTS | Evanston Insurance/Acordia | $1MM | 2/15/2005 | 8/15/2004 |
| Hauser Longmont | Nautilus/Acordia | $1MM | cancelled | |
| Hauser El Segundo | Essex Insurance | $1MM | cancelled | |
| Property | St. Paul/Acordia | See Below | 6/1/2005 | 8/1/2004 |
| Real Property | St. Paul/Acordia | 1,618,532 | " | " |
| Personal Property | St. Paul/Acordia | 6,508,698 | " | " |
| Machinery | St. Paul/Acordia | 9,654,327 | " | " |
| Business Income | St. Paul/Acordia | 1,100,000 | " | " |
| Property of Others | St. Paul/Acordia | 1,135,177 | " | " |
| Theft-Money | St. Paul/Acordia | 10,000 | " | " |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | St. Paul/Acordia | 1,000,000 | 6/1/2005 | 8/1/2004 |
| California | No Autos | | | |
| Other | 1 vehicle in CO | | | |
| Other (specify) | | | | |
| Flood & Earthquake (DIC) | Mt.Hawley/Great American/Greenwich Insurance Co/Acordia | | cancelled | |
| D&O | XL Specialty/Acordia | 10,000,000 | 11/1/2009 | 11/1/2009 |
| Excess | St. Paul/Acordia | 5,000,000 | cancelled | |
| Employment Practices Liabili | Hudson Insurance/Acordia | 1,000,000 | 11/1/2004 | 11/1/2004 |
| Cargo | St. Paul/Acordia | 1,000,000 | cancelled | |
| Foreign Liability | St. Paul/Acordia | 2,000,000 | cancelled | |
| Fiduciary | Chubb/Acordia | 1,000,000 | 4/30/2005 | 4/30/2005 |
| Crime/Employee Dishonesty | St. Paul/Acordia | 200,000 | 6/1/2005 | 8/1/2004 |
| | | | | |

# Botanicals International Extracts, Inc.
## June 30, 2004
(dollars in thousands)

| | Current Month Actual | Three Months Ended Year-to-date Actual |
|---|---|---|
| Sales | 210 | 570 |
| Cost of Sales | 4 | 4 |
| Gross margin | 206 | 566 |
| Sales and marketing | - | - |
| G & A expenses | - | - |
| Total | - | - |
| Contribution | 206 | 566 |
| Corporate Services | - | - |
| Operating income (loss) | 206 | 566 |
| Interest expense | - | - |
| Profit (Loss) before Other Income (Expense) & Discontinued Operation | 206 | 566 |
| Gain/(Loss) on Disposal of Assets | | |
| Chapter 11 Reorganization Costs | - | - |
| Profit (loss) before tax | 206 | 566 |
| Income taxes | - | - |
| Net income (loss) | 206 | 566 |

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 15

| Miscellaneous Operating Expenses | | |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| Total Miscellaneous Operating Expenses | | |

| Legal and Professional Fees | | |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| Total Legal and Professional Fees | | |

Other Non-Operating Expenses

| | | |
|---|---|---|
| | | |
| | | |
| | | |
| Total Other Non-Operating Expenses | | |

COPY

Office of the United States Trustee

| | |
|---|---|
| In re: Hauser Inc.<br>A Delaware Corporation<br>Debtor<br>Chapter 11 Case No: LA 03-18795-BB | **Debtor In Possession Operating Report**<br>Report Number: **15**<br>For the period-<br>FROM: June 1, 2004<br>TO: June 30, 2004 |

## 1. Profit and Loss Statement (Accrual Basis Only)

| | | | | |
|---|---|---|---|---|
| **A. Related in Business Operations:** | | | | |
| **INCOME** | | | | |
| Gross Sales | | | | |
| (Sales Returns and Discounts) | | | | |
| Net Sales | | | | |
| Beginning Inventory at Cost | | | | |
| Add: Purchases | | | | |
| Less: Ending Inventory at Cost | | | | |
| Cost of Goods Sold | | | | |
| Gross Profit | | | | |
| Other Operating Revenues - Rentals | | | | |
| **Total Income** | | | | |
| **EXPENSES** | | | | |
| Officer Compensation | | | | |
| Salaries and Wages - Other Employees | | | | |
| Employee Benefits and Pensions | | | | |
| Total Employee wages, benefits, and pensions | | | | |
| Payroll Taxes | | | | |
| Real Estate Taxes | | | | |
| Federal and State Income Taxes | | | | |
| Total Taxes | | | | |
| Rent and Lease Exp. (Real and Personal Property) | | | | |
| Interest Expense (Mortgage, Loan, etc.) | | | | |
| Insurance | | | | |
| Automobile Expense | | | | |
| Utilities (Gas. Electricity, Water, Telephone, etc.) | | | | |
| Depreciation and Amortization | | | | |
| Repairs and Maintenance | | | | |
| Advertising | | | | |
| Supplies, Office Expenses, Photocopies, etc. | | | | |
| Bad Debts | | | | |
| Miscellaneous Operating Expenses (See Attached) | | | | |
| Total other operating costs & Expenses | | | | |
| **Total Operating Expenses** | | | | |
| **Net Gain/Loss from Business Operations** | | | | |
| **B. Not Related to Business Operations:** | | | | |
| **INCOME** | | | | |
| Interest Income | | | | |
| Other Non-Operating Revenues (Specify) | | | | |
| Gross Proceeds on Sale of Assets | | | | |
| Less: Original Cost of Assets plus Expenses of Sale | | | | |
| Net Gain/Loss on Sale of Assets | | | | |
| Total Non-Operating Income | | | | |
| **EXPENSES** | | | | |
| Legal and Professional Fees (Specify) | | | | |
| Other Non-Operating Expenses (Specify) | | | | |
| Total Non-Operating Expenses | | | | |
| **Net Gain/Loss Not from Business Operations** | | | | |
| **NET INCOME / LOSS FOR PERIOD** | | | | |

**See Attached Sheet**

## 2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

| | Accounts Payable | Accounts Receivable |
|---|---|---|
| Current - Under 30 Days | 1,120 | - |
| Overdue - 31 - 60 Days | 130 | 30,000 |
| Overdue - 61 - 90 Days | - | - |
| Overdue - 91 - 120 Days | (4,906) | - |
| Overdue - Over 121 Days | 3,219 | 369,169 |
| TOTAL | (438) | 399,169 |

## 3. Statement of Status of Payments to Secured Creditors and Lessors:

| | | | | Post-Petition Payments Not Made* | |
|---|---|---|---|---|---|
| Creditor/Lessor | Frequency of Payments per Contract/Lease (I.e. mo/qtr) | Amount of Each Payment | Next Payment Due | Number | Amount |
| GE Capital | Monthly | 198 | 2/12/2004 | 1 | 198 |
| Bay 4 Capital | Monthly | 1,000 | 7/15/2004 | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |

* Explanation for Non-Payment:

The Hauser equipment under the GE Capital lease has been returned and we are awaiting a final reconcilliation of amounts due.

## 4. Tax Liability:

Gross Payroll Expense for Period: ______

Gross Sales Subject to Sales Tax for Period: N/A

| Type of Tax | Date Paid | Amount Paid* | Post-Petition Taxes Still Owing |
|---|---|---|---|
| Federal Payroll and Withholding Taxes | None | | |
| State Payroll and Withholding Taxes | None | | |
| State Sales and Use Taxes | None | | 291 |
| Real Property Taxes | | | |
| | | | |

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

## 5.Insurance Coverage:

| Type of Insurance | Carrier/Agent Name | Amount Of Coverage | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | | | | |
| Liability | | | | |
| Fire and Extended Coverage | | | | |
| Property | | | | |
| Theft | | | | |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | | | | |
| Other (specify) | | | | |

**Please see attachment for insurance coverage**

## 6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

## 7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

| Name of Professional | Type of Professional (Attorney, accountant, etc.) | Total Post-Petition Amount Unpaid |
|---|---|---|
| Stutman, Treister & Glatt | Attorney | $ 989,000 |
| Kaye Scholer LLP | Attorney | $ 462,500 |
| Hogan & Hartson, LLP | Attorney | $ 97,000 |
| Wilkie Farr & Gallagher | Attorney | $ 66,000 |
| Deloitte & Touche LLP | Accountant | $ 58,500 |
| FTI | Accountant | $ 50,000 |
| Peitzman, Glassman, Weg & Kempinsky LLP | Attorney | $ 47,000 |
| Mack Barclay | Accountant | $ 11,000 |
| BDO Seidman | Accountant | $ 10,000 |

## 8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

## 9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

| Quarterly Period Ending | Total Disbursements for Quarter | Quarterly Fee | Date Paid | Amount Paid | Check Number | Quarterly Fee Still Owing |
|---|---|---|---|---|---|---|
| 6/30/2004 | 6,997,191 | $ 10,000 | 8/7/2003 | $ 10,000 | 3946 | $ - |
| 9/30/2004 | 3,108,371 | $ 10,000 | 11/6/2003 | $ 10,000 | 4630 | $ - |
| 12/31/2004 | 3,447,790 | $ 6,000 | 2/26/2004 | $ 6,000 | 5161 | $ - |
| 3/31/2004 | 1,185,120 | $ 5,000 | 5/5/2004 | $ 5,000 | 5321 | $ - |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: July 14, 2004

Thom W Han

Debtor In Possession or Trustee
Chief Financial Officer

| Type of Insurance | Carrier/Agent Name | Amount Of Coverage | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | Wausau Insurance/Acordia | $1MM/$1MM/$1MM | 4/1/2005 | 4/1/2005 |
| California | Incl | | | |
| Colorado | Incl | | | |
| | | | | |
| Liability | | | | |
| HTS | Evanston Insurance/Acordia | $1MM | 2/15/2005 | 8/15/2004 |
| Hauser Longmont | Nautilus/Acordia | $1MM | cancelled | |
| Hauser El Segundo | Essex Insurance | $1MM | cancelled | |
| Property | St. Paul/Acordia | See Below | 6/1/2005 | 8/1/2004 |
| Real Property | St. Paul/Acordia | 1,618,532 | " | " |
| Personal Property | St. Paul/Acordia | 6,508,698 | " | " |
| Machinery | St. Paul/Acordia | 9,654,327 | " | " |
| Business Income | St. Paul/Acordia | 1,100,000 | " | " |
| Property of Others | St. Paul/Acordia | 1,135,177 | " | " |
| Theft-Money | St. Paul/Acordia | 10,000 | " | " |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | St. Paul/Acordia | 1,000,000 | 6/1/2005 | 8/1/2004 |
| California | No Autos | | | |
| Other | 1 vehicle in CO | | | |
| Other (specify) | | | | |
| Flood & Earthquake (DIC) | Mt.Hawley/Great American/Greenwich Insurance Co/Acordia | | cancelled | |
| D&O | XL Specialty/Acordia | 10,000,000 | 11/1/2009 | 11/1/2009 |
| Excess | St. Paul/Acordia | 5,000,000 | cancelled | |
| Employment Practices Liabili | Hudson Insurance/Acordia | 1,000,000 | 11/1/2004 | 11/1/2004 |
| Cargo | St. Paul/Acordia | 1,000,000 | cancelled | |
| Foreign Liability | St. Paul/Acordia | 2,000,000 | cancelled | |
| Fiduciary | Chubb/Acordia | 1,000,000 | 4/30/2005 | 4/30/2005 |
| Crime/Employee Dishonesty | St. Paul/Acordia | 200,000 | 6/1/2005 | 8/1/2004 |
| | | | | |

**In re: Hauser Inc.**
**A Delaware Corporation**

**Debtor In Possession Operating Report**
**Report Number: 15**

# Hauser, Inc.
## June 30, 2004
(dollars in thousands)

| | Current Month Actual | Three Months Ended Year-to-date Actual |
|---|---|---|
| **Sales** | $0 | $30 |
| Cost of Sales | $0 | $30 |
| Gross margin | 0 | 0 |
| Sales and marketing | 0 | 0 |
| G & A expenses | 89 | 301 |
| Total Operating Cost | 89 | 301 |
| Contribution | (89) | (301) |
| Corporate Services | (20) | (60) |
| **Operating income (loss)** | (69) | (241) |
| New products expense | 0 | 0 |
| Interest expense | 0 | 0 |
| **Profit (Loss) before Other Income** | (69) | (241) |
| Gain/Loss on Sale of Equipment | 11 | 19 |
| Income from Discontinued Operations | 0 | 150 |
| Chapter 11 Reorganization Costs | (105) | (365) |
| **Profit (loss) before tax** | (164) | (436) |
| Income taxes | - | - |
| **Net income (loss)** | ($164) | ($436) |

| Miscellaneous Operating Expenses | | |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| Total Miscellaneous Operating Expenses | | |

| Legal and Professional Fees | | |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| Total Legal and Professional Fees | | |

Other Non-Operating Expenses

| | | |
|---|---|---|
| | | |
| | | |
| | | |
| Total Other Non-Operating Expenses | | |

COPY

Office of the United States Trustee

| | |
|---|---|
| In re: Hauser Technical Services, Inc.<br>A Delaware Corporation<br>Debtor<br>Chapter 11 Case No: LA 03-18798-BB | **Debtor In Possession Operating Report**<br>Report Number: 15<br>For the period-<br>FROM: June 1, 2004<br>TO: June 30, 2004 |

## 1. Profit and Loss Statement (Accrual Basis Only)

| **A. Related in Business Operations:** | | | | |
|---|---|---|---|---|
| **INCOME** | | | | |
| Gross Sales | | | | |
| (Sales Returns and Discounts) | | | | |
| Net Sales | | | | |
| Beginning Inventory at Cost | | | | |
| Add: Purchases | | | | |
| Less: Ending Inventory at Cost | | | | |
| Cost of Goods Sold | | | | |
| Gross Profit | | | | |
| Other Operating Revenues - Rentals | | | | |
| **Total Income** | | | | |
| **EXPENSES** | | | | |
| Officer Compensation | | | | |
| Salaries and Wages - Other Employees | | | | |
| Employee Benefits and Pensions | | | | |
| Total Employee wages, benefits, and pensions | | | | |
| Payroll Taxes | | | | |
| Real Estate Taxes | | | | |
| Federal and State Income Taxes | | | | |
| Total Taxes | | | | |
| Rent and Lease Exp. (Real and Personal Property) | | | | |
| Interest Expense (Mortgage, Loan, etc.) | | | | |
| Insurance | | | | |
| Automobile Expense | | | | |
| Utilities (Gas. Electricity, Water, Telephone, etc.) | | | | |
| Depreciation and Amortization | | | | |
| Repairs and Maintenance | | | | |
| Advertising | | | | |
| Supplies, Office Expenses, Photocopies, etc. | | | | |
| Bad Debts | | | | |
| Miscellaneous Operating Expenses (See Attached) | | | | |
| Total other operating costs & Expenses | | | | |
| **Total Operating Expenses** | | | | |
| **Net Gain/Loss from Business Operations** | | | | |
| **B. Not Related to Business Operations:** | | | | |
| **INCOME** | | | | |
| Interest Income | | | | |
| Other Non-Operating Revenues (Specify) | | | | |
| Gross Proceeds on Sale of Assets | | | | |
| Less: Original Cost of Assets plus Expenses of Sale | | | | |
| Net Gain/Loss on Sale of Assets | | | | |
| Total Non-Operating Income | | | | |
| **EXPENSES** | | | | |
| Legal and Professional Fees (Specify) | | | | |
| Other Non-Operating Expenses (Specify) | | | | |
| Total Non-Operating Expenses | | | | |
| **Net Gain/Loss Not from Business Operations** | | | | |
| **NET INCOME / LOSS FOR PERIOD** | | | | |

**See Attached Sheet**

## 2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

| | Accounts Payable | Accounts Receivable |
|---|---|---|
| Current - Under 30 Days | 114,150 | 224,394 |
| Overdue - 31 - 60 Days | 16,890 | 153,285 |
| Overdue - 61 - 90 Days | | 6,351 |
| Overdue - 91 - 120 Days | | 80,000 |
| Overdue - Over 121 Days | | |
| TOTAL | 131,040 | 464,030 |

## 3. Statement of Status of Payments to Secured Creditors and Lessors:

| | | | | Post-Petition Payments Not Made* | |
|---|---|---|---|---|---|
| Creditor/Lessor | Frequency of Payments per Contract/Lease (I.e. mo/qtr) | Amount of Each Payment | Next Payment Due | Number | Amount |
| US Filter | Semi-annual | 110 | 11/4/2004 | None | |
| US Filter | Quarterly | 70 | 7/24/2004 | None | |
| GE Capital | Monthly | 589 | 7/12/2004 | None | |
| Advanced Trailer Leasing | Monthly | 134 | 7/14/2004 | None | |
| Pure Water | Monthly | 264 | 7/16/2004 | None | |
| Quantum | Monthly | 355 | 7/30/2004 | None | |
| 6800 Broadway Bsn Ctr | Monthly | 26,672 | 8/1/2004 | None | |
| Woodspear Properties | Monthly | 17,116 | 8/1/2004 | None | |

* Explanation for Non-Payment: ______________________

## 4. Tax Liability:

Gross Payroll Expense for Period: **144,806**

Gross Sales Subject to Sales Tax for Period: N/A

| Type of Tax | Date Paid | Amount Paid* | Post-Petition Taxes Still Owing |
|---|---|---|---|
| Federal Payroll and Withholding Taxes | by - 6/30/2004 | 36,486 | - |
| State Payroll and Withholding Taxes | by - 6/30/2004 | 4,954 | - |
| State Sales and Use Taxes | by - 7/20/2004 | - | 401 |
| Real Property Taxes | | | |

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

## 5.Insurance Coverage:

| Type of Insurance | Carrier/Agent Name | Amount Of Coverage | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | | | | |
| Liability | | | | |
| Fire and Extended Coverage | | | | |
| Property | | | | |
| Theft | | | | |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | | | | |
| Other (specify) | | | | |

***Please see attachment for insurance coverage***

## 6. Questions:

A. Has the Debtor in Possession provided comp...sation to any officers, directors, shareholders, or othe. ,rincipals without the approval of the Office of the United States Trustee?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

## 7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

| Name of Professional | Type of Professional (Attorney, accountant, etc.) | Total Post-Petition Amount Unpaid |
|---|---|---|
| Unpaid Professional Fees are listed in | | |
| Hauser, Inc.'s Operating Report | | |
| | | |
| | | |
| | | |
| | | |

## 8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

**None**

## 9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

| Quarterly Period Ending | Total Disbursements for Quarter | Quarterly Fee | Date Paid | Amount Paid | Check Number | Quarterly Fee Still Owing |
|---|---|---|---|---|---|---|
| 6/30/2003 | 1,287,397 | 5,000 | 8/12/2003 | 5,000 | 11613 | 0 |
| 9/30/2003 | 1,444,749 | 5,000 | 11/6/2003 | 5,000 | 11986 | 0 |
| 12/31/2003 | 1,284,036 | 5,000 | 2/12/2004 | 5,000 | 12324 | 0 |
| 3/31/2004 | 1,066,177 | 5,000 | 5/6/2004 | 5,000 | 12603 | 0 |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated:
July 14, 2004

Debtor In Possession or Trustee
Title - Secretary / Treasurer

| | | | | | | |
|---|---|---|---|---|---|---|
| Liability Recap | Taxes Debited | Federal Income Tax | 7,578.70 | | | |
| | | Earned Income Credit Advances | .00 | | | |
| | | Social Security - EE | 4,304.97 | | | |
| | | Social Security - ER | 4,304.92 | | | |
| | | Social Security Adj - EE | .00 | | | |
| | | Medicare - EE | 1,006.83 | | | |
| | | Medicare - ER | 1,006.81 | | | |
| | | Medicare Adj - EE | .00 | | | |
| | | Federal Unemployment Tax | .00 | | | |
| | | State Income Tax | 2,444.00 | | | |
| | | State Unemployment Insurance - EE | .00 | | | |
| | | State Unemployment/Disability Ins - ER | 26.34 | | | |
| | | State Unemployment Insurance Adj - EE | .00 | | | |
| | | State Disability Insurance - EE | .00 | | | |
| | | State Disability Insurance Adj - EE | .00 | | | |
| | | Workers' Benefit Fund Assessment - EE | .00 | | | |
| | | Workers' Benefit Fund Assessment - ER | .00 | | | |
| | | Local Income Tax | .00 | | | |
| | | School District Tax | .00 | | | |
| | | Total Taxes Debited Account Number 4945086361 | | 20,672.64 | | |
| | Other Transfers | ADP Direct Deposit Account Number 4945086381 | | 40,002.19 | | Total Liability |
| | | Total Amount Debited From Your Account | | | 60,674.83 | 60,674.83 |
| | Bank Debits and Other Liability | Checks | | 9,456.62 | | 70,130.45 |
| | | Adjustments/Prepay/Voids | | .00 | | 70,130.45 |
| | Taxes - Your Responsibility | None This Payroll | | | | 70,130.45 |

ADP® Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 6528
Quarter Number: 2

Period Ending : 06/05/2004 Week 24
Pay Date : 06/10/2004 Page 1
Current Date : 06/07/2004

Preview Preview

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Net Pay | Checks | | | | 9,455.62 | | | | | |
| | Direct Deposits | | | | 40,002.19 | | | | | |
| | Subtotal Net Pay | | | | | | 49,457.81 | | | |
| | Adjustments | | | | .00 | | | | | |
| | Total Net Pay Liability (Net Cash) | | | | | | 49,457.81 | | | |
| Taxes | | | You are responsible for Depositing these amounts | | Amount debited from your account | | | | | |
| Federal | Agency | Rate | EE withheld | ER contrib. | EE withheld | ER contrib. | | | | |
| | Federal Income Tax | | | | 7,578.70 | | | | | |
| | Earned Income Credit Advances | | | | | | | | | |
| | Social Security | | | | 4,304.97 | 4,304.99 | | | | |
| | Medicare | | | | 1,006.83 | 1,006.81 | | | | |
| | Federal Unemployment Tax | | | | | | | | | |
| | Subtotal Federal | | | | 12,890.50 | 5,311.80 | 18,202.30 | | | |
| State | CO State Income Tax | | | | 2,444.00 | | | | | |
| | CO State Unemployment/Disability Ins-ER | 2.0200 | | | | 26.34 | | | | |
| | Subtotal CO | | | | 2,444.00 | 26.34 | 2,470.34 | | | |
| | Total Taxes | | .00 | .00 | 15,334.50 | 5,338.14 | 20,672.64 | | | |
| | Amount ADP Debited From Account | 4945086361 | Tran/ABA | 121000248 | | | | 20,672.64 | Excludes Taxes That Are Your Responsibility | |
| Other | ADP Direct Deposit | | | | 40,002.19 | | | | 35 Employee Transactions | |
| Transfers | Amount ADP Debited From Account | 4945086361 | Tran/ABA | 121000248 | | | | 40,002.19 | | |
| Total Amount ADP Debited From Your Accounts | | | | | | | | 60,674.83 | | |

Preview Preview

| | | | | | | |
|---|---|---|---|---|---|---|
| Liability Recap | Taxes Debited | Federal Income Tax | 7,815.60 | | | |
| | | Earned Income Credit Advances | .00 | | | |
| | | Social Security - EE | 4,323.14 | | | |
| | | Social Security - ER | 4,323.18 | | | |
| | | Social Security Adj - EE | .00 | | | |
| | | Medicare - EE | 1,011.00 | | | |
| | | Medicare - ER | 1,011.08 | | | |
| | | Medicare Adj - EE | .00 | | | |
| | | Federal Unemployment Tax | .00 | | | |
| | | State Income Tax | 2,467.00 | | | |
| | | State Unemployment Insurance - EE | .00 | | | |
| | | State Unemployment/Disability Ins - ER | 26.62 | | | |
| | | State Unemployment Insurance Adj - EE | .00 | | | |
| | | State Disability Insurance - EE | .00 | | | |
| | | State Disability Insurance Adj - EE | .00 | | | |
| | | Workers' Benefit Fund Assessment - EE | .00 | | | |
| | | Workers' Benefit Fund Assessment - ER | .00 | | | |
| | | Local Income Tax | .00 | | | |
| | | School District Tax | .00 | | | |
| | | Total Taxes Debited Account Number 4945086361 | | 20,767.44 | | |
| | Other Transfers | ADP Direct Deposit Account Number 4945086361 | | 40,211.33 | | Total Liability |
| | | Total Amount Debited From Your Account | | | 60,978.77 | 60,978.77 |
| | Bank Debits and Other Liability | Checks | | 9,455.63 | | 70,434.40 |
| | | Adjustments/Prepay/Voids | | .00 | | 70,434.40 |
| | Taxes - Your Responsibility | None This Payroll | | | | |
| | | | | | | 70,434.40 |

ADP Statistical Summary Recap

HAUSER TECH SERVICES

Company Code: MBA

Region Name: DESERT MOUNTAIN

Batch : 8095

Quarter Number: 2

Period Ending : 06/19/2004 Week 26

Pay Date : 06/24/2004 Page 1

Current Date : 06/21/2004

| | | Rate | You are responsible for Depositing these amounts: EE withheld | You are responsible for Depositing these amounts: ER contrib. | Amount debited from your account: EE withheld | Amount debited from your account: ER contrib. | | | |
|---|---|---|---|---|---|---|---|---|---|
| Net Pay | Checks | | | | | 9,456.63 | | | |
| | Direct Deposits | | | | | 40,211.33 | | | |
| | Subtotal Net Pay | | | | | | 49,666.96 | | |
| | Adjustments | | | | | .00 | | | |
| | Total Net Pay Liability (Net Cash) | | | | | | 49,666.96 | | |
| Taxes | | | | | | | | | |
| Federal | Agency | | | | | | | | |
| | Federal Income Tax | | | | 7,615.50 | | | | |
| | Earned Income Credit Advances | | | | | | | | |
| | Social Security | | | | 4,323.14 | 4,323.16 | | | |
| | Medicare | | | | 1,011.06 | 1,011.06 | | | |
| | Federal Unemployment Tax | | | | | | | | |
| | Subtotal Federal | | | | 12,949.70 | 5,334.22 | 18,283.92 | | |
| State | CO State Income Tax | | | | 2,457.00 | | | | |
| | CO State Unemployment/Disability Ins-ER | 2.0200 | | | | 26.52 | | | |
| | Subtotal CO | | | | 2,457.00 | 26.52 | 2,483.52 | | |
| | Total Taxes | | .00 | .00 | 15,406.70 | 5,360.74 | 20,767.44 | | |
| | Amount ADP Debited From Account | 4945086361 | Tran/ABA | 121000248 | | | | 20,767.44 | Excludes Taxes That Are Your Responsibility |
| Other Transfers | ADP Direct Deposit | | | | 40,211.33 | | | | 30 Employee Transactions |
| | Amount ADP Debited From Account | 4945086361 | Tran/ABA | 121000248 | | | | 40,211.33 | |
| Total Amount ADP Debited From Your Accounts | | | | | | | | 60,978.77 | |

ADP Statistical Summary Detail



**HAUSER TECH SERVICES**

Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 8095
Quarter Number: 2

Period Ending : 06/19/2004 Week 26
Pay Date : 06/24/2004 Page 2
Current Date : 06/21/2004

| Type of Insurance | Carrier/Agent Name | Amount Of Coverage | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | Wausau Insurance/Acordia | $1MM/$1MM/$1MM | 4/1/2005 | 4/1/2005 |
| California | Incl | | | |
| Colorado | Incl | | | |
| | | | | |
| Liability | | | | |
| HTS | Evanston Insurance/Acordia | $1MM | 2/15/2005 | 8/15/2004 |
| Hauser Longmont | Nautilus/Acordia | $1MM | cancelled | |
| Hauser El Segundo | Essex Insurance | $1MM | cancelled | |
| Property | St. Paul/Acordia | See Below | 6/1/2005 | 8/1/2004 |
| Real Property | St. Paul/Acordia | 1,618,532 | " | " |
| Personal Property | St. Paul/Acordia | 6,508,698 | " | " |
| Machinery | St. Paul/Acordia | 9,654,327 | " | " |
| Business Income | St. Paul/Acordia | 1,100,000 | " | " |
| Property of Others | St. Paul/Acordia | 1,135,177 | " | " |
| Theft-Money | St. Paul/Acordia | 10,000 | " | " |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | St. Paul/Acordia | 1,000,000 | 6/1/2005 | 8/1/2004 |
| California | No Autos | | | |
| Other | 1 vehicle in CO | | | |
| Other (specify) | | | | |
| Flood & Earthquake (DIC) | Mt.Hawley/Great American/Greenwich Insurance Co/Acordia | | cancelled | |
| D&O | XL Specialty/Acordia | 10,000,000 | 11/1/2009 | 11/1/2009 |
| Excess | St. Paul/Acordia | 5,000,000 | cancelled | |
| Employment Practices Liability | Hudson Insurance/Acordia | 1,000,000 | 11/1/2004 | 11/1/2004 |
| Cargo | St. Paul/Acordia | 1,000,000 | cancelled | |
| Foreign Liability | St. Paul/Acordia | 2,000,000 | cancelled | |
| Fiduciary | Chubb/Acordia | 1,000,000 | 4/30/2005 | 4/30/2005 |
| Crime/Employee Dishonesty | St. Paul/Acordia | 200,000 | 6/1/2005 | 8/1/2004 |
| | | | | |

# Hauser Technical Services
# Hauser Contract Research Organization
# Summary Income Statement
# June 30, 2004

(dollars in thousands)

| | Month Actual | Year-to-date Actual |
|---|---|---|
| Sales | $153 | $581 |
| Cost of sales | 261 | 903 |
| Gross margin | (108) | (322) |
| Sales and marketing | 7 | 23 |
| G & A expenses | 18 | 59 |
| Total | 25 | 82 |
| Contribution | (133) | (404) |
| Corporate Services | 20 | 60 |
| **Operating income (loss)** | (153) | (464) |
| Interest expense | 0 | 0 |
| **Reorganization Costs** | 0 | (5) |
| **Profit (loss) before tax** | ($153) | ($469) |

| Miscellaneous Operating Expenses | | |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| Total Miscellaneous Operating Expenses | | |

| Legal and Professional Fees | | |
|---|---|---|
| | None | |
| | | |
| | | |
| | | |
| Total Legal and Professional Fees | | |

Other Non-Operating Expenses

| | | |
|---|---|---|
| | None | |
| | | |
| | | |
| Total Other Non-Operating Expenses | | |

Office of the United States Trustee

| | |
|---|---|
| In re: Zetapharm Inc.<br>A New York Corporation<br>Debtor<br>Chapter 11 Case No: LA 03-18802-BB | **Debtor In Possession Operating Report**<br>Report Number: 15<br>For the period-<br>FROM: June 1, 2004<br>TO: June 30, 2004 |

## 1. Profit and Loss Statement (Accrual Basis Only)

| | | | | |
|---|---|---|---|---|
| **A. Related in Business Operations:** | | | | |
| **INCOME** | | | | |
| Gross Sales | | | | |
| (Sales Returns and Discounts) | | | | |
| Net Sales | | | | |
| Beginning Inventory at Cost | | | | |
| Add: Purchases | | | | |
| Less: Ending Inventory at Cost | | | | |
| Cost of Goods Sold | | | | |
| Gross Profit | | | | |
| Other Operating Revenues - Rentals | | | | |
| **Total Income** | | | | |
| **EXPENSES** | | | | |
| Officer Compensation | | | | |
| Salaries and Wages - Other Employees | | | | |
| Employee Benefits and Pensions | | | | |
| Total Employee wages, benefits, and pensions | | | | |
| Payroll Taxes | | | | |
| Real Estate Taxes | | | | |
| Federal and State Income Taxes | | | | |
| Total Taxes | | | | |
| Rent and Lease Exp. (Real and Personal Property) | | | | |
| Interest Expense (Mortgage, Loan, etc.) | | | | |
| Insurance | | | | |
| Automobile Expense | | | | |
| Utilities (Gas. Electricity, Water, Telephone, etc.) | | | | |
| Depreciation and Amortization | | | | |
| Repairs and Maintenance | | | | |
| Advertising | | | | |
| Supplies, Office Expenses, Photocopies, etc. | | | | |
| Bad Debts | | | | |
| Miscellaneous Operating Expenses (See Attached) | | | | |
| Total other operating costs & Expenses | | | | |
| **Total Operating Expenses** | | | | |
| **Net Gain/Loss from Business Operations** | | | | |
| **B. Not Related to Business Operations:** | | | | |
| **INCOME** | | | | |
| Interest Income | | | | |
| Other Non-Operating Revenues (Specify) | | | | |
| Gross Proceeds on Sale of Assets | | | | |
| Less: Original Cost of Assets plus Expenses of Sale | | | | |
| Net Gain/Loss on Sale of Assets | | | | |
| Total Non-Operating Income | | | | |
| **EXPENSES** | | | | |
| Legal and Professional Fees (Specify) | | | | |
| Other Non-Operating Expenses (Specify) | | | | |
| Total Non-Operating Expenses | | | | |
| **Net Gain/Loss Not from Business Operations** | | | | |
| **NET INCOME / LOSS FOR PERIOD** | | | | |

**No activity for this period**

## 2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

| | Accounts Payable | Accounts Receivable |
|---|---|---|
| Current - Under 30 Days | None | - |
| Overdue - 31 - 60 Days | | - |
| Overdue - 61 - 90 Days | | - |
| Overdue - 91 - 120 Days | | - |
| Overdue - Over 121 Days | | 19,525 |
| TOTAL | - | 19,525 |

## 3. Statement of Status of Payments to Secured Creditors and Lessors:

| | | | | Post-Petition Payments Not Made* | |
|---|---|---|---|---|---|
| Creditor/Lessor | Frequency of Payments per Contract/Lease (I.e. mo/qtr) | Amount of Each Payment | Next Payment Due | Number | Amount |
| | | | | | |
| None | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |

* Explanation for Non-Payment: ______________________________

## 4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

| Type of Tax | Date Paid | Amount Paid* | Post-Petition Taxes Still Owing |
|---|---|---|---|
| Federal Payroll and Withholding Taxes | None | | |
| State Payroll and Withholding Taxes | None | | |
| State Sales and Use Taxes | None | | |
| Real Property Taxes | None | | |

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

## 5.Insurance Coverage:

| Type of Insurance | Carrier/Agent Name | Amount Of Coverage | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | | | | |
| Liability | | | | |
| Fire and Extended Coverage | | | | |
| Property | | | | |
| Theft | | | | |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | | | | |
| Other (specify) | | | | |

***Please see attachment for insurance coverage***

## 6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

## 7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

| Name of Professional | Type of Professional (Attorney, accountant, etc.) | Total Post-Petition Amount Unpaid |
|---|---|---|
| Unpaid Professional Fees are listed in | | - |
| Hauser, Inc.'s Operating Report. | | |
| | | |
| | | |
| | | |
| | | |

## 8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

## 9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

| Quarterly Period Ending | Total Disbursements for Quarter | Quarterly Fee | Date Paid | Amount Paid | Check Number | Quarterly Fee Still Owing |
|---|---|---|---|---|---|---|
| 6/30/2003 | None | $ 250 | 8/1/2003 | $ 250 | 3903 | $ - |
| 9/30/2003 | None | $ 250 | 11/6/2003 | $ 250 | 4630 | $ - |
| 12/31/2003 | None | $ 250 | 2/26/2004 | $ 250 | 5166 | $ - |
| 3/31/2004 | None | $ 250 | 5/4/2004 | $ 250 | 5323 | $ - |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: July 14, 2004

Debtor In Possession or Trustee
Secretary/Treasurer

| Type of Insurance | Carrier/Agent Name | Amount Of Coverage | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | Wausau Insurance/Acordia | $1MM/$1MM/$1MM | 4/1/2005 | 4/1/2005 |
| California | Incl | | | |
| Colorado | Incl | | | |
| | | | | |
| Liability | | | | |
| HTS | Evanston Insurance/Acordia | $1MM | 2/15/2005 | 8/15/2004 |
| Hauser Longmont | Nautilus/Acordia | $1MM | cancelled | |
| Hauser El Segundo | Essex Insurance | $1MM | cancelled | |
| Property | St. Paul/Acordia | See Below | 6/1/2005 | 8/1/2004 |
| Real Property | St. Paul/Acordia | 1,618,532 | " | " |
| Personal Property | St. Paul/Acordia | 6,508,698 | " | " |
| Machinery | St. Paul/Acordia | 9,654,327 | " | " |
| Business Income | St. Paul/Acordia | 1,100,000 | " | " |
| Property of Others | St. Paul/Acordia | 1,135,177 | " | " |
| Theft-Money | St. Paul/Acordia | 10,000 | " | " |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | St. Paul/Acordia | 1,000,000 | 6/1/2005 | 8/1/2004 |
| California | No Autos | | | |
| Other | 1 vehicle in CO | | | |
| Other (specify) | | | | |
| Flood & Earthquake (DIC) | Mt.Hawley/Great American/Greenwich Insurance Co/Acordia | | cancelled | |
| D&O | XL Specialty/Acordia | 10,000,000 | 11/1/2009 | 11/1/2009 |
| Excess | St. Paul/Acordia | 5,000,000 | cancelled | |
| Employment Practices Liabilit | Hudson Insurance/Acordia | 1,000,000 | 11/1/2004 | 11/1/2004 |
| Cargo | St. Paul/Acordia | 1,000,000 | cancelled | |
| Foreign Liability | St. Paul/Acordia | 2,000,000 | cancelled | |
| Fiduciary | Chubb/Acordia | 1,000,000 | 4/30/2005 | 4/30/2005 |
| Crime/Employee Dishonesty | St. Paul/Acordia | 200,000 | 6/1/2005 | 8/1/2004 |
| | | | | |

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 15

| Miscellaneous Operating Expenses | | |
| --- | --- | --- |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| Total Miscellaneous Operating Expenses | | |

| Legal and Professional Fees | | |
| --- | --- | --- |
| | | |
| | | |
| | | |
| | | |
| Total Legal and Professional Fees | | |

Other Non-Operating Expenses

| | | |
| --- | --- | --- |
| | | |
| | | |
| | | |
| Total Other Non-Operating Expenses | | |